EXHIBIT 11(a)(13)
                                                          -----------------
   FOR IMMEDIATE RELEASE

   FOR FURTHER INFORMATION, CONTACT:

   INVESTORS:     Dennis Senchak      Rae Kozlowski       Wendy Wilson
                  NiSource Inc.       NiSource Inc.       Hill & Knowlton
                  219-647-6085        219-647-6083        312-255-3033


   MEDIA:         Maria Hibbs         Larry Larsen
                  NiSource Inc.       Hill & Knowlton
                  219-647-6201        312-255-3084

          NISOURCE TO PURSUE ITS TENDER OFFER FOR COLUMBIA ENERGY

   Merrillville, Ind., July 6, 1999   NiSource Inc. (NYSE: NI) today said
   that it will "vigorously pursue" its $68 cash tender offer for Columbia Energy Group

        "We have read with interest Columbia's response to our tender offer. Not only are many of the statements in Mr. Richard's letter untrue, they are irrelevant to Columbia shareholders," said Gary Neale, NiSource's Chairman, President, and Chief Executive Officer. "For Columbia's shareholders, there is one issue and one issue only: the price at which NiSource is prepared to acquire their shares. NiSource is willing to offer $68 in cash today, and more if we can sit down to discuss our offer.

   "We note that Mr. Richard said in his statement that 'like any publicly traded company... Columbia would seriously consider a strategic combination that would provide superior value for [Columbia] shareholders.' We welcome this revision of Mr. Richard's earlier statement that Columbia was 'not interested in any merger transaction in which another company acquires control of Columbia.' Given the nature of our offer and our stated willingness to offer more, we cannot understand why the Columbia Board will not engage us in discussions.

   "In his letter, Mr. Richard doesn't promise Columbia shareholders a $68 price now or in the future. Everything else is a smoke screen designed to obscure the true value of what is on the table," continued Neale.

    "We intend to vigorously pursue our offer, and strongly encourage shareholders to express their disapproval with the Columbia Board's position by tendering their shares. We believe that through our tender offer, the Columbia Board will finally hear their investors and be compelled to begin discussions with us," Neale said.

        "We are firmly committed to this transaction," Neale added. "Despite Columbia's assertions to the contrary, this is a win-win transaction for everybody."





        NiSource Inc. is a holding company with a market capitalization of approximately $3.6 billion whose primary business is the distribution of electricity, natural gas and water in the Midwest and Northeast United States. The company also markets utility services and customer-focused resource solutions along a corridor stretching from Texas to Maine.

       NiSource Inc. and CEG Acquisition Corp. have commenced a Tender Offer to purchase all outstanding shares of common stock of Columbia Energy Group at a price of $68 per share in cash. The Tender Offer is subject to the terms and conditions set forth in the Offer to Purchase, dated June 25, 1999, and the related Letter of Transmittal, as each may be amended from time to time. The currently scheduled expiration date is August 6, 1999. The Tender Offer may be extended, and any extension will be publicly announced no later than 9:00 a.m., New York City time, on the next business day. This news release is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Columbia Energy Group. Such offer is made solely by the Offer to Purchase, dated June 25, 1999, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of Columbia Energy Group in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of NiSource Inc. by Credit Suisse First Boston or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

   This news release does not constitute a solicitation of proxies from Columbia Energy Group's stockholders. Any solicitation of proxies will be made only pursuant to separate proxy materials in compliance with the requirements of Section 14(a) of The Securities Exchange Act of 1934, as amended.

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